Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com
telephone:                (713) 651-5151
March 20, 2008
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quanex Corporation
Preliminary Proxy Statement on Schedule 14A – Amendment No. 3
Filed on: March 17, 2008
File No. 001-05725
Ladies and Gentlemen:
     By letter dated March 19, 2008, Quanex Corporation (the “Company”) received the Staff’s comments relating to the above listed filing of the Company (the “Comment Letter”). On behalf of the Company and in response to the Comment Letter, we submit the following response. The Company will make the necessary changes to the definitive proxy statement of the Company and the related Form 10 of Quanex Building Products Corporation. The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.
Vehicular Products Businesses of Quanex Corporation
Combined Statements of Cash Flows, page F-5
     1. It appears that your net income for the three months ended January 31, 2007 does not agree to your Combined Statements of Income. Please revise as appropriate.
     Response: The Company will revise the disclosure on Page F-5 of the Proxy Statement to correct the net income for the three months ended January 31, 2007 to $16,157 and make a corresponding change in the “Other, net” line item to $(1,169).
Note 11. Related Party Transactions, page F-30
     2. Please clarify for us how the $4,593 in selling, general and administrative expenses allocated from Quanex corporate for the three months ended January 31, 2008
Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

Securities and Exchange Commission
March 20, 2008

reconciles to the $5,309 adjustment in your unaudited pro forma consolidated statement of income for the three months ended January 31, 2008.
     Response: As the Staff notes above, the adjustment of $5.3 million in the pro forma consolidated statement of income is approximately $0.7 million greater than the selling, general and administrative expenses allocated from Quanex corporate presented in the Vehicular Products Businesses’ related party disclosure. The $5.3 million pro forma adjustment removes $4.6 million of expenditures historically recorded as corporate expenses that are either directly related to the Vehicular Products Business employees or legacy items and removes $0.7 million of Quanex Building Products Corporation’s non-recurring charges related to the transaction pursuant to Regulation S-X.
     Quanex Building Products Corporation will revise note 3 to the Unaudited Pro Forma Consolidated Statement of Income for the three months ended January 31, 2008 on pages 30 and 31 of the Form 10 (See attached Exhibit A) to clarify that $0.7 million of the adjustment represents Quanex Building Products Corporation’s non-recurring charges related to the transaction.
* - * - * - * - * - *
     The Company acknowledges that:
     (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5128 or Michael W. Conlon of this firm at (713) 651-5427.

Very truly yours,

/s/ Martin F. Doublesin

Martin F. Doublesin

cc:	Ms. Pamela Long (Securities and Exchange Commission)
Ms. Era Anagnosti (Securities and Exchange Commission)
Ms. Patricia Armelin (Securities and Exchange Commission)
Ms. Anne McConnell (Securities and Exchange Commission)
Mr. Kevin P. Delaney (Quanex Corporation)
Mr. Michael W. Conlon (Firm)